CHINA WOOD, INC.
Daizhuang Industry Zone, Yitang Town
Lanshan District, Linyi City, Shandong
People’s Republic of China 276000

March 10, 2011

VIA EDGAR and FEDERAL EXPRESS
Mr. Edward M. Kelly, Esq., Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:  China Wood, Inc.
        Pre-effective Amendment 1 to Registration Statement on Form S-1
        Filed February 11, 2011
        File No. 333-170880

Dear Mr. Kelly:

We are in receipt of your comment letter dated February 22, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.
Please monitor your requirement to provide updated financial information. Refer to Rule 8-08 of Regulation S-X. Also, as you have affected a name change as of November 16, 2010, please label your interim financial statement headers with the new name of the legal acquirer “China Wood” in your next amendment.

ANSWER:	We have provided the updated financial information and label the interim financial statement headers with the new name of the legal acquirer “China Wood” in this amendment.

2.	Please provide a currently dated auditors’ consent with your next amendment.

ANSWER:	We have provided the currently dated auditors’ consent in this amendment.

The Offering, page 2; Determination of Offering Price, page 13

3.
Please disclose in this section that the selling stockholders will sell the common stock being registered at a fixed price of $4.00 per share until the shares are quoted on the OTC Bulletin Board or other specified market and after that at prevailing market prices or privately negotiated prices.

ANSWER:
On pages 2 and 13, we have revised the disclosure to state that the selling stockholders will sell the common stock being registered at a fixed price of $4.00 per share until the shares are quoted on the OTC Bulletin Board or other specified market and after that at prevailing market prices or privately negotiated prices.

Results of Operations for the Year Ended March 31, 2010 as compared to the Year Ended March 31, 2009

Administrative and Other Operating Costs, page 37

4.
We note your response to comment 21 in our letter dated December 21, 2010. Your amended document continues to reflect in note 2 on page 38, a reason for the increase in electricity and water as being production related rather than a general price increase and more usage related to increased staff. Please modify your explanation for the increase in these line items.

ANSWER:	We have modified our explanation for the increase in electricity and water on Page 38.

Interim Financial Statements

Note 1 – Organization and Principal Activities, page Q-7

5.
We note you have characterized Chine Victory as the “legal acquirer” in the second paragraph of your disclosure. It appears from your related disclosures that Chine Victory was the “legal acquire.” Please modify your disclosure accordingly.

ANSWER:	We have revised our disclosure in the second paragraph on Page Q-11.

6.
Please expand your disclosure to specifically state, if true, that the financial statements are a continuation of the accounting acquirer (Chine Victory) and also describe how you have adjusted the legal capital of Chine Victory to reflect the legal capital of the accounting acquire (Timberjack). Please refer to ASC 805-40-45-1 for guidance.

ANSWER:	We have revised our disclosure in the fourth and fifth paragraph on Page Q-11 to respond to the above comment.

Note 14 – Income Taxes, page Q-19

7.
We note your response to comment 30 in our letter dated December 21, 2010. Please address the income tax expense recognition and disclosure matter in your next interim financial statement updated for the nine months ended December 31, 2010.

ANSWER:	We have addressed the income tax expense recognition and disclosure matter in the interim financial statement updated for the nine months ended December 31, 2010. Please refer to Note 12 on page Q-23.

Audited Financial Statements

General

8.
We note your response to comment 33 in our letter dated December 21, 2010. It remains unclear why you have not presented “parent only” financial statement information as part of your filing. We are aware of significant restrictions associated with asset transfers, including restrictions on the ability to transfer currencies out of China. Please refer to Rule 5-04 of Regulation S-X and provide parent only financial information with your next amendment.

ANSWER:	We have provided the parent only financial information in this amendment on page Q-4, Q-6 and Q-8

Part II – Information Not Required in Prospectus

Exhibit 5.1

9.
Notwithstanding the representation in response to comment 40 in our letter dated December 21, 2010 that you removed any reference to counsel being listed in “Interests of Named Experts and Counsel” in the registration statement, the last paragraph of the opinion continues to make reference to that section. Please advise.

ANSWER:	We have removed any reference to counsel being listed in “Interests of Named Experts and Counsel” in the registration statement.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Zhikang Li
Chief Executive Officer and Director